EXHIBIT 99.10

NEWS RELEASE

Contact:	Richard N. Grubb,
Executive Vice President and
Chief Financial Officer or
Peter Henrici, Senior Vice President,
Investor Relations
610/644-1300

FOR IMMEDIATE RELEASE

Vishay Commences Offer to Exchange

2.90 Vishay Shares for Each Siliconix Share

                MALVERN, PENNSYLVANIA —April 12, 2005 — Vishay Intertechnology, Inc. (NYSE: VSH) announced today that it has commenced an offer to exchange 2.90 shares of its common stock for each share of common stock of Siliconix incorporated (NASDAQ: SILI) not owned by Vishay.  Cash will be paid in lieu of fractional shares of Vishay.  Vishay currently owns approximately 80.4% of the outstanding shares of Siliconix.  The offer expires at 5:00 p.m., New York City time, on Thursday, May 12, 2005, unless extended.

                The offer is conditioned on there being validly tendered and not withdrawn a majority of the outstanding shares of Siliconix not owned by Vishay.  There are 29,879,040 shares of Siliconix stock outstanding, of which 5,849,040 are publicly held.  There are also other conditions to the offer.  Also, following the consummation of the offer, unless prohibited by a court or there is litigation pending seeking this prohibition, Vishay will promptly effect a merger of Siliconix with a subsidiary of Vishay.  In this merger, all remaining holders of Siliconix stock would receive the same consideration for their shares as the holders who tendered their shares received in the offer.  Vishay has not entered into any agreement with Siliconix with respect to the offer.

                Vishay previously announced its intention to make the offer on March 3, 2005 with an exchange ratio of 2.64 Vishay common shares for each Siliconix share.  During the period following this announcement, the ratio of the market prices for Siliconix shares and Vishay common shares has been in excess of this ratio. Also, during this period, several institutional investors who hold shares of Vishay and Siliconix communicated to Vishay management that they would expect to tender their shares at an exchange ratio of approximately 2.90, although they made no commitment to do so.  Based on these circumstances, Vishay determined to increase the ratio to 2.90.

                In accordance with the rules of the Securities and Exchange Commission, Vishay has filed with the SEC and has disseminated to Siliconix stockholders exchange offer materials.  Siliconix stockholders should read the tender offer statement because it contains important information.  Investors can get the tender offer statement and other filed documents without charge from the web site of the SEC at www.sec.gov.  Investors are also able to obtain the tender offer statement and related documents from MacKenzie Partners, Inc., the information agent for the offer, 105 Madison Avenue, New York, New York  10016, collect at (212) 929-5500 or toll-free at (800) 322-2885.

                Vishay Intertechnology, Inc., a Fortune 1,000 Company listed on the NYSE (VSH), is one of the world’s largest manufacturers of discrete semiconductors (diodes, rectifiers, transistors, and optoelectronics) and selected integrated circuits (ICs), and passive electronic components (resistors, capacitors, inductors, and transducers). Vishay’s components can be found in products manufactured in a very broad range of industries worldwide. Vishay is headquartered in Malvern, Pennsylvania, and has operations in 17 countries employing over 25,000 people. Vishay can be found on the Internet at http://www.vishay.com.

Siliconix is a leading manufacturer of power MOSFETs, power ICs, analog switches, and multiplexers for computers, cell phones, fixed communications networks, automobiles, and other consumer and industrial electronic systems. With 2004 worldwide sales of $466.1 million, Siliconix's facilities include a company-owned Class 1 wafer fab dedicated to the manufacture of power products in Santa Clara, California, and a Class 1 wafer fab located in Itzehoe, Germany utilized under a lease arrangement. Siliconix’s products are also fabricated by subcontractors in Japan, Germany, China, Taiwan, and the United States. Assembly and test facilities include a company-owned facility in Taiwan, a joint venture in Shanghai, China, and subcontractors in the Philippines, China, Taiwan and Israel.

# # #